UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

PLATINUM GROUP METALS LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	Not applicable
(State or other jurisdiction of in	(I.R.S. Employer
Company or organization)	Identification No.)

Bentall Tower 5	V6C 2B5
Suite 328 - 550 Burrard Street	(Zip Code)
Vancouver, British Columbia
(Address of principal executive offices)

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Rights to purchase common shares, no par value	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [_]

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Securities to be registered

Background

The board of directors (the “Board”) of Platinum Group Metals Ltd. (the “Company”) adopted a shareholder rights plan (the “Rights Plan”) effective July 9, 2012 for which shareholder ratification is to be sought within six months. The Board authorized the issue of one right (a “Right”) in respect of each outstanding common share of the Company (a “Share”) to holders of record as at 12:01 a.m. (Vancouver time) on July 9, 2012 (the “Record Time”). The terms of the Rights Plan are contained in a shareholder rights plan agreement (the “Rights Agreement”) dated as of July 9, 2012 between the Company and Computershare Investor Services Inc., as rights agent.

The Rights Plan has been adopted to ensure the fair treatment of holders of the Shares in connection with any take-over bid for the Shares. The Rights Plan seeks to provide shareholders with adequate time to properly evaluate and assess a take-over bid without undue pressure. The Rights Plan is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which does not purport to be complete, and is qualified in its entirety by reference to the text of the Rights Agreement, which has been filed herewith as an Exhibit and incorporated by reference herein. All capitalized terms used but not defined herein are defined in the Rights Agreement.

Term

If ratified by the shareholders of the Company on or before January 9, 2013, the Rights Plan will continue in force up to the end of the third annual meeting of the Company’s shareholders after such approval.

Issue of Rights

On July 9, 2012, the Board implemented the Rights Plan by authorizing the issue of one Right in respect of each outstanding Share to holders of record as at the Record Time. The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time.

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired “Beneficial Ownership” (as defined in the Rights Plan) of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owning 20% or more of the Shares, or the date upon which a “Permitted Bid” (as defined below) or “Competing Permitted Bid” (as defined in the Rights Plan) or a “Shareholder Endorsed Insider Bid” (as defined below) ceases to be such, or such later time as the Board may determine in good faith (in any such case, the “Separation Time”). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $25.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by an “Acquiring Person” (as defined in the Rights Plan) of 20% or more of the Shares (a “Flip-in Event”) and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights. Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Rights Plan provides that a person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.

In addition, the Rights Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued after July 9, 2012 will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A “Permitted Bid” is one that: (i) is made by means of a take-over bid circular; (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn; (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for; (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more business days; and (vii) complies with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Shareholder Endorsed Insider Bid

The Rights Plan will not be triggered by a Shareholder Endorsed Insider Bid. A “Shareholder Endorsed Insider Bid” is one that: (i) is made by an Insider (as defined in the Rights Plan) by means of a take-over bid circular; (ii) is made to all holders of Shares except the Insider for all Shares held by them; (iii) at the time of the first take-up, more than 50% of the Shares held by independent shareholders have been tendered and not withdrawn; (v) the date of the first take-up occurs no later than 120 days after the bid commenced; (vi) complies with certain public information requirements specified in the Rights Plan in conjunction with the first take-up; and (vii) complies with all applicable requirements of the Securities Act and the Exchange Act.

Redemption and Waiver

The Rights may be redeemed by the Board at a redemption price of $0.00001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid in respect of which the Board has waived the application of the Rights Plan takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Rights Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event. The Board would, however, by virtue of such waiver be deemed to have waived the Rights Plan with respect to any other Flip-in Event. In addition, the operation of the Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Rights Plan

The Board may amend the Rights Agreement and the Rights without the prior approval of the holders of Shares or Rights in the period before the Rights Plan is initially ratified and approved by the shareholders of the Company. Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, will require shareholder approval.

Item 2. Exhibits

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, July __, 2012.

PLATINUM GROUP METALS LTD.

By: //signed//
      Name: R. Michael Jones
      Title: CEO

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Shareholder Rights Plan Agreement, dated as of July 9, 2012 , between Platinum Group Metals Ltd. and Computershare Investor Services Inc., as rights agent
2.2	Form of Rights Certificate (included as part of Exhibit 1 hereto)